RED ROBIN APPOINTS ROBERT AIKEN, LLOYD HILL, AND STUART ORAN
                            TO THE BOARD OF DIRECTORS


     COMPANY WILL SEEK SHAREHOLDER APPROVAL FOR MAJORITY VOTING STANDARD FOR UNCONTESTED DIRECTOR ELECTIONS


     "STANDSTILL AGREEMENT" SIGNED WITH CLINTON GROUP AND SPOTLIGHT ADVISORS


Greenwood Village, Colo. -- March 4, 2010 -Red Robin Gourmet Burgers, Inc., (NASDAQ: RRGB) today announced the appointment of Robert Aiken, Lloyd Hill and Stuart Oran to its Board of Directors.

"As we have previously announced, the Company's Board of Directors has been proactively taking steps to enhance governance and has been reviewing new board member candidates with industry expertise. Today, I'm pleased to welcome Bob, Lloyd and Stuart to the Board of Directors. Each individual possesses a significant amount of foodservice experience and I look forward to their future contributions to Red Robin and the Board of Directors," said Pattye Moore, Red Robin's recently appointed independent Board Chair. "In addition, we are seeking to add one additional experienced director in the future."

Robert Aiken is the former President and Chief Executive Officer of U.S. Foodservice, Inc., one of the country's premier foodservice distributors, with annualized revenue of approximately $20 billion and an array of services to more than 250,000 customers. Under his leadership, U.S. Foodservice has developed an integrity-based culture committed to helping customers win, and promoted industry-leading food safety and quality assurance standards around the world. Mr. Aiken joined U.S. Foodservice in 2004 and held several senior executive positions including President and Chief Operating Officer and Executive Vice President of Sales/Marketing and Supply Chain, before being named CEO in 2007. Prior to joining U.S. Foodservice, Mr. Aiken held numerous executive positions in the food processing and distribution industry. He began his career as an attorney. He holds accounting and law degrees from Georgetown University.

Lloyd Hill is the former Chairman and CEO of Applebee's International, Inc. Mr. Hill joined Applebee's in January 1994 and served in numerous executive and board positions including chief executive officer and chairman of the board until his retirement in September 2006. Under his leadership, Applebee's grew into the largest casual dining concept in the world, with nearly 1,900 restaurants in 49 states and 17 countries. In 2005, Hill was named by Institutional Investor magazine as one of America's Best CEOs and as one of the top-performing CEOs within the restaurant industry. He also was named 2005 Operator of the Year by the operators-readers of Nation's Restaurant News. Prior to joining Applebee's, Hill served in executive positions at Kimberly Quality Care and Marion Health and Safety. Mr. Hill is on the board of numerous professional and community organizations.

Stuart Oran is the Managing Member of Roxbury Capital Group LLC, a merchant banking firm he founded in 2002, and a co-founder of Bond Street Holdings LLC, formed to acquire failed banks in FDIC-assisted transactions. Mr. Oran has served on the Boards of Directors of a number of public and private companies, including Wendy's International, Inc. (WEN), Deerfield Capital Corp. (DFR), and United Air Lines, Inc. (operating airline subsidiary of UAL Corporation). During his tenure at Wendy's, Mr. Oran was an active participant on the Strategic Planning Committee overseeing development of a new strategic plan, brand reinvigoration, and a new marketing focus; was actively involved on the Finance Advisory Committee, overseeing major asset dispositions; and was Chairman of the Franchisee Relations Committee, established to improve communication with Wendy's franchisees. From 1994 to 2002, Mr. Oran held a number of senior executive positions at UAL Corporation, including Senior Vice President-International, with responsibility for United's $6 billion International Division. Prior to joining UAL, Oran was a corporate partner at the New York law firm of Paul, Weiss, Rifkind, Wharton & Garrison.

The Company will increase the size of the Board to 11 members with the appointment of Mr. Aiken as a Class I director, and Mr. Hill and Mr. Oran as Class II directors. The terms of Edward Harvey and Gary Singer, who have decided not to stand for re-election, shall expire at the 2010 Annual Meeting.

The Company will be proposing that shareholders approve a majority voting standard for uncontested director elections at the upcoming 2010 annual meeting. The Board has also approved an amendment to the Company's equity incentive plan to prohibit actions such as option re-pricings and option cash tender offers, without shareholder approval.

The Company also announced that it had reached an agreement with institutional shareholder Clinton Group, Inc. ("Clinton") and Spotlight Advisors, LLC ("Spotlight") under which, among other things, Clinton and Spotlight have agreed not to take certain actions during a "standstill" period that expires on December 31, 2010, or under certain circumstances, such earlier date as defined under the agreement.

"We appreciate the Board's swift and thoughtful response to our concerns on behalf of all shareholders," said Gregory P. Taxin, Managing Member of Spotlight. "We believe the changes the Company is announcing today lay the foundation for future success and growth and for the creation of significant shareholder value."


ABOUT RED ROBIN GOURMET BURGERS, INC. (NASDAQ: RRGB)
Red Robin Gourmet Burgers, Inc. (www.redrobin.com), a casual dining restaurant chain founded in 1969 that operates through its wholly-owned subsidiary, Red Robin International, Inc., serves up wholesome, fun, feel-good experiences in a family-friendly environment. Red Robin(R) restaurants are famous for serving more than two dozen insanely delicious, high-quality gourmet burgers in a variety of recipes with Bottomless Steak Fries(R), as well as salads, soups, appetizers, entrees, desserts, and signature Mad Mixology(R) Beverages. There are more than 430 Red Robin(R) restaurants located across the United States and Canada, including company-owned locations and those operating under franchise agreements.


For further information contact:
ICR

Don Duffy
203-682-8215